SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

Exhibit Index appears on page II-2

SAP AMERICA, INC.

401(k)  PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2016 and 2015	3

Notes to Financial Statements	4

Schedule

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2016	12

Exhibits:

Exhibit 23.1

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

SAP America, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SAP America, Inc. 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the financial statements, the Plan adopted new accounting guidance in 2016 related to disclosure of investments and presentation of fair value of certain investments. Prior disclosures have also been revised to reflect the retrospective application of adopting these changes in accounting.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kreischer Miller

Horsham, Pennsylvania

June 20, 2017

SAP AMERICA, INC.

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value	$3,486,127,308	$3,098,542,934
Receivables:
Notes receivable from participants	27,580,395	26,873,770
Employer contributions	12,805,348	12,259,417
Participant contributions	3,448,144	3,736,988

Total receivables	43,833,887	42,870,175

Net assets available for benefits	$3,529,961,195	$3,141,413,109

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2016 and 2015

	2016	2015
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$192,173,888	$(120,565,209)
Interest and dividend income	94,932,550	122,439,589

Total investment income	287,106,438	1,874,380

Interest income notes receivable participants	1,092,921	1,054,154
Contributions:
Employer	78,435,292	74,002,824
Participant	164,849,624	155,490,781
Rollovers	22,842,280	127,406,312

Total contributions	266,127,196	356,899,917

Total additions	554,326,555	359,828,451

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	164,253,080	218,463,020
Administrative expenses	1,525,389	1,508,118

Total deductions	165,778,469	219,971,138

Net increase	388,548,086	139,857,313
Net assets available for benefits:
Beginning of year	3,141,413,109	3,001,555,796

End of year	$3,529,961,195	$3,141,413,109

See accompanying notes to financial statements.

SAP AMERICA, INC.

401(k) PLAN

Notes to Financial Statements

(1)	Description of Plan

The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP National Security Services, Inc., TomorrowNow, Inc., SAP Industries, Inc., Sybase, Inc., Ariba, Inc., SuccessFactors, Inc., and Hybris (U.S.) Corporation (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies are subsidiaries of SAP SE (the Parent Company or SAP).

(b)	Contributions

Participants may contribute a portion of their eligible annual compensation, as defined by the Plan, not to exceed $18,000 for 2016 and 2015. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 20 registered investment companies, one money market fund, the Parent Company’s ADR Stock Fund and 14 common collective trusts as investment options for participants. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan. During 2016 and 2015, the Company matched 75% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company limited the eligible compensation to $265,000 in 2016 and 2015. Employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation. Participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant and paid on a quarterly basis.

The Company provides additional employer contributions for certain employees who were participants of the Company’s former pension plan. The additional employer contribution percentage ranges from 1% to 3% of eligible compensation based on the employee’s age and years of service as of December 31, 2008. The contributions are subject to annual Internal Revenue Service (IRS) compensation and contribution limits. The additional contributions for eligible participants will cease after 2018.

Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2016 or 2015. The employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.

4	(Continued)

The applicable dollar limits on pre-tax contributions allow individuals who have reached age 50 by the end of the plan year, and who can no longer make additional pre-tax contributions because of limitations imposed by the Code or the Plan, to make additional “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $6,000 for 2016 and 2015.

In 2015, assets of $115,265,397 were transferred into the Plan due to various acquisitions and were included in Rollovers on the Statements of Changes in Net Assets Available for Benefits in that year. No transfers due to liquidation of merged plans occurred in 2016.

(c)	Participant Accounts

All employer and employee contributions made to the Plan on behalf of a participant are credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after taking into account any contributions made on behalf of that participant and allocated to their account, is credited with earnings/losses attributable to the participant’s chosen investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options. Participant recordkeeping and administrative expenses are deducted directly from participant investment accounts.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.

(e)	Forfeitures

Forfeitures are first applied to pay administrative expenses (in lieu of allocation to participant accounts) and then to offset required employer contributions. For the years ended December 31, 2016 and 2015, forfeitures of $700,150 and $1,652,352, respectively, were used to pay administrative expenses (in lieu of allocation to participant accounts) and/or to offset required employer contributions. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $701,262 and $567,065, respectively.

(f)	Notes Receivable from Participants

Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The majority of the Plan’s outstanding notes receivable from participants are secured by the vested balance in each participant’s account with original terms of up to 60 months; however, a longer term may be permitted in accordance with the Plan document. The notes receivable from participants bear interest at rates, which are based upon the prevailing commercial lending rates charged by professional lenders for similarly secured personal loans. The rate currently set by the Plan Administrator is the prime interest rate plus 1% and is adjusted for new loans weekly. During the term of the loan, the rate is fixed. A maximum of two notes receivable with outstanding balances is permitted at any time for each participant. Principal and interest is paid through payroll deductions. As of December 31, 2016, the interest rates on participant notes range from 4.25% to 9.25%.

5	(Continued)

(g)	Payment of Benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in their account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners) who attain the age of 70 1⁄2 years will not be required to commence minimum distributions until they terminate employment. Employees who are 5% owners must commence minimum distributions by April 1st of the calendar year after they attain the age of 70 1⁄2 years. Employees may elect withdrawals during employment subject to the terms described in the Plan document.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Certain 2015 amounts have been reclassified for comparability with the 2016 presentation.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares in the SAP ADR Stock Fund and the Vanguard Common Collective trusts are valued based on their underlying securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from a participant are reclassified as distributions based upon the terms of the Plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued updated guidance (Accounting Standards Update (ASU) 2015-07 Fair Value Measurement) on the disclosure requirements for certain investments measured at fair value using the net asset value per share (or its equivalent) practical expedient as defined in Accounting Standards Codification (ASC) Topic 820. The standard removed the requirement to categorize such investments within the fair value hierarchy. This guidance was effective for the Plan fiscal year beginning after December 15, 2015.

6	(Continued)

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II were effective for fiscal years beginning after December 15, 2015 and are applied retrospectively. Part III is not applicable to the Plan.

The 2016 Financial Statements reflect the adoption of standards of ASU 2015-07 and ASU 2015-12. The 2015 Statement of Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits has been restated to reflect the retrospective adoption of the two standards. Disclosure of specific investment fair values in excess of 5% of Plan assets and the net appreciation/(depreciation) of the fair value of investments by investment class is no longer required.

(3)	Fair Value Measurements

Fair value (as described in FASB ASC Topic 820) is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation Hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include registered investment companies (mutual funds), money market funds, common stocks and brokerage option.

Level 2	Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the markets or can be corroborated by market observable data. Examples in this category are common collective trust funds.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. The Plan has no Level 3 investments.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered Investment Companies: Mutual funds are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange and National Association of Securities Dealers

7	(Continued)

Automated Quotations. The funds are open-ended and trade in accordance with Securities and Exchange requirements at a quoted market price.

SAP ADR Stock Fund: The stock fund includes the Parent Company’s common stock and is valued at the closing price reported in the active market in which the individual securities are traded.

Vanguard Brokerage Option: Equities are valued at last quoted sales price as of the close of business.

Common Collective Trust Funds: These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2016. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value measurements using input levels
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,558,023,070	$—	$—	$2,558,023,070
Money Market Fund	1,220,473	—	—	1,220,473
SAP ADR Stock Fund	46,154,759	—	—	46,154,759
Vanguard Brokerage Option	30,646,511	—	—	30,646,511
Common Collective Trust Funds	—	630,201,783	—	630,201,783

Total investments measured at fair value	$2,636,044,813	$630,201,783	$—	3,266,246,596

Common Collective Trust Funds measured at net asset value*				219,880,712

Total investments				$3,486,127,308

8	(Continued)

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2015. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value measurements using input levels
	Level 1	Level 2	Level 3	Total
Mutual Funds	$2,283,030,880	$—	$—	$2,283,030,880
Money Market Fund	1,032,335	—	—	1,032,335
SAP ADR Stock Fund	39,889,317	—	—	39,889,317
Vanguard Brokerage Option	26,851,219	—	—	26,851,219
Common Collective Trust Funds	—	576,381,689	—	576,381,689

Total investments measured at fair value	$2,350,803,751	$576,381,689	$—	2,927,185,440

Common Collective Trust Funds measured at net asset value*				171,357,494

Total investments				$3,098,542,934

*	Certain investments that are measured at fair value using the net asset value (NAV) per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

There were no significant transfers among investment levels during the years ended December 31, 2016 and 2015.

(4)	Investments in Vanguard Retirement Savings Trust (VRST)

The Plan holds an investment in a collective trust, specifically the VRST that invests in a combination of synthetic contracts (backed primarily by Vanguard bond trust funds), traditional insurance, bank contracts and contracts that are backed by bond funds and trusts. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. The VRST seeks stable returns comparable to those of short-term fixed income securities. The average maturity range of the trust is 2 to 4 years.

Distributions of net investment income to unit holders are declared and accrued daily. Withdrawals may be made for the primary purposes of funding an authorized distribution, withdrawal, or loan disbursement. Certain withdrawals may be subject to market value adjustments calculated in accordance with the provisions of the investment contracts. There are no unfunded commitments.

(5)	Related-Party Transactions

Certain Plan investments are shares of mutual funds, stocks or common collective trust funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.

9	(Continued)

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

(7)	Tax Status

On February 13, 2014, the IRS issued a favorable determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 2006 including amendments adopted in 2009, 2010, 2011 and 2012, remained in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been further amended since January 26, 2012; however, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with applicable provisions of the Code and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31
	2016	2015
Net assets available for benefits per the financial statements	$3,529,961,195	$3,141,413,109
Adjustment for employer match receivable recorded in financial statements	(899,369)	—
Adjustment to fair value for common collective trust funds measured at net asset value	—	2,913,077

Net assets available for benefits per the Form 5500	$3,529,061,826	$3,144,326,186

10	(Continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500.

	For the years ended December 31,
	2016	2015
Net increase in assets available for benefits per the financial statements	$388,548,086	$139,857,313
Adjustment for employer match receivable recorded in financial statements	(899,369)	—
Adjustment to fair value for common collective trust funds measured at net asset value	(2,913,077)	2,913,077
Reversal of prior year adjustment to fair value for common collective trust funds measured at net asset value	—	(4,988,703)

Net income/transfers per the Form 5500	$384,735,640	$137,781,687

(10)	Subsequent Events

The Plan has evaluated subsequent events through June 20, 2017, the date the financial statements were available to be issued.

Schedule 1

SAP AMERICA, INC.

401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

	Identity of issue, borrower, lessor, or similar party	Description of investment and notes receivable	Current value
(*)	Vanguard Funds:
	Wellington	Registered investment company	$1,050,156,182
	Institutional Index	Registered investment company	416,827,029
	Total Bond Market Index	Registered investment company	176,447,031
	Strategic Equity	Registered investment company	171,218,862
	Windsor II	Registered investment company	135,216,765
	International Growth	Registered investment company	123,877,924
	Total International Stock Index	Registered investment company	99,755,447
	Explorer	Registered investment company	98,130,583
	Global Equity	Registered investment company	93,466,264
	Extended Market Index	Registered investment company	80,600,134
	Emerging Markets Stock Index	Registered investment company	22,288,061
	Small-Cap Index	Registered investment company	20,023,959
	PIMCO Income Fund	Registered investment company	24,618,178
	Wells Fargo Advantage Special Mid Cap Value	Registered investment company	10,864,156
	Metropolitan West Total Return Bond	Registered investment company	9,274,161
	Federated Inst. High Yield Bond	Registered investment company	8,892,516
	TARGET Small Capitalization Value	Registered investment company	7,597,153
	AllianceBernstein Discovery Growth	Registered investment company	4,973,349
	Templeton Global Bond	Registered investment company	3,670,702
	Fidelity Managed Income Portfolio	Registered investment company	124,614
(*)	Vanguard Trusts:
	Target Retirement 2035	Common collective trust	102,107,154
	Target Retirement 2030	Common collective trust	101,360,132
	Target Retirement 2025	Common collective trust	79,590,778
	Target Retirement 2040	Common collective trust	59,770,308
	Target Retirement 2020	Common collective trust	52,924,636
	Target Retirement 2045	Common collective trust	29,937,462
	Target Retirement 2050	Common collective trust	16,715,712
	Target Retirement 2015	Common collective trust	16,503,761
	Target Retirement Income	Common collective trust	11,142,308
	Target Retirement 2055	Common collective trust	6,653,267
	Target Retirement 2010	Common collective trust	4,717,755
	Target Retirement 2060	Common collective trust	2,979,990
	TRP Blue Chip Growth T2	Common collective trust	145,798,520
(*)	Vanguard Retirement Savings Trust	Common collective trust	219,880,712
(*)	Vanguard Brokerage Option	Vanguard brokerage option	30,646,511
(*)	Vanguard Prime Money Market Fund	Interest-bearing cash account	1,220,473
(*)	SAP ADR Stock Fund	American depository receipts	46,154,759

	Total Investments at fair value		3,486,127,308
(**)	Notes receivable from participants	Notes receivable bearing interest at rates ranging from 4.25% to 9.25% due through the year 2028	27,580,395

			$3,513,707,703

(*)	Denotes party-in-interest.
(**)	Current value represents unpaid principal balance plus any accrued but unpaid interest.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By:	/s/ Johnna Seal
Johnna Seal Plan Administrator

Date: June 20, 2017

II-1

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

II-2